Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Three Months Ended December 31, 2016
	Years ended September 30
	2012	2013	2014	2015	2016
Earnings:
Earnings from continuing operations before income taxes	$2,377	2,491	3,191	3,807	2,316	464
Fixed charges	373	373	355	331	337	83
Earnings, as defined	$2,750	2,864	3,546	4,138	2,653	547

Fixed Charges:
Interest Expense	$241	234	218	200	215	53
One-third of all rents	132	139	137	131	122	30
Total fixed charges	$373	373	355	331	337	83

Ratio of Earnings to Fixed Charges	7.4X	7.7X	10.0X	12.5X	7.9X	6.6X